

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 3, 2010

<u>Via U.S. mail and facsimile</u>

Li Shun Qing
Chief Executive Officer
China Ceramics Co., Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

> **RE:** **China Ceramics Co., Ltd.**
> **Form F-1 filed February 8, 2010**
> **File No. 333-164784**

Dear Mr. Li:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed

analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C under the Securities Act of 1933, as amended. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Prospectus Cover Page

2. Please remove the disclaimer in the last sentence of the third paragraph on page i. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

Prospectus Summary, page 1

The Offering, page 3

3. Please clarify how you determined the number of outstanding shares to be 8,950,171. In this regard, we note that the legal opinion filed as exhibit 5.1 appears to suggest that you have 16,529,083 shares outstanding.

The Offering, page 16

4. We note your disclosure here and elsewhere in your prospectus that you are registering for resale "8,185,763 shares which may be issued to Mr. Wong Kung Tok if certain conditions are met, pursuant to the terms of the Acquisition Agreement." Please clarify which acquisition agreement you are referring to, file the fully executed agreement as an exhibit to the registration statement, and describe the conditions that must be met before the subject shares will be issued to Mr. Wong Kung Tok. We may have further comments after reviewing your response.

Principal Shareholders, page 68

5. We note from your prospectus cover page that you are registering for resale by Mr. Wong Kung Tok 4,221,792 shares that he currently holds and 8,185,763 shares that he may be issued upon satisfaction of certain conditions. Please clarify in your beneficial ownership table and by a footnote thereto whether Mr. Wong Kung Tok currently has beneficial ownership (as determined in accordance with Rule 13d-3 of the Exchange Act) over any of the shares that he may be issued upon satisfaction of the conditions to which you refer.

Selling Shareholders, page 76

6. Please describe the transactions pursuant to which each selling shareholder acquired the shares that you are registering for resale.

7. With regard to Surmount Investments Group Limited, Top Plenty International Limited, Park Rise Holdings Limited, Aquila Capital (Asia) Ltd. and Dorset Management Corporation, please tell us whether each selling shareholder is a broker-dealer or an affiliate of a broker dealer.

    •   For each of the aforementioned security holders that are broker-dealers, the prospectus should state that the security holder is an underwriter.

    •   For each of the aforementioned security holders that are affiliates of a broker-dealer, the prospectus should state that (a) the security holder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the security holder cannot provide these representations, then the prospectus should state that the security holder is an underwriter.

    Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Item 9. Undertakings, page II-3

8. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. In addition, please provide the full text of the undertaking required by Item 512(h) of Regulation S-K, as your current disclosure contains only the first sentence of this undertaking.

                            *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq. (via facsimile)
        Loeb & Loeb LLP